1. Name and Address of Reporting Person
   KING, JR., SAMUEL C.
   10200 DAVID TAYLOR DRIVE
   PO BOX 37937
   CHARLOTTE, NC 28237-7937
2. Issuer Name and Ticker or Trading Symbol
   FIRST CHARTER CORPORATION (FCTR)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       01/17/2002 R             313.6074    A      $17.7293                    D
Common Stock                       03/19/2002 M             360         A      $15.7500                    D
Common Stock                       03/22/2002 G             -350        D      $19.0000                    D
Common Stock                       04/11/2002 R             284.0677    A      $19.7780   31496.793        D
Common Stock                       01/17/2002 R             23.0838     A      $17.7293                    I           King's Office
                                                                                                                       Supply, Inc.
Common Stock                       04/11/2002 R             20.9025     A      $19.7780                    I           King's Office
                                                                                                                       Supply, Inc.
Common Stock                       07/11/2002 R             23.3862     A      $17.8387                    I           King's Office
                                                                                                                       Supply, Inc.
Common Stock                       10/11/2002 R             26.3277     A      $16.4500   2367.3583        I           King's Office
                                                                                                                       Supply, Inc.
Common Stock                                                                              14798            I           Jean G. King
                                                                                                                       - Mother
Common Stock                                                                              5720.7594        I           Joint -
                                                                                                                       Samuel &
                                                                                                                       Carol King
Common Stock                                                                              0                I           Samuel King,
                                                                                                                       Cust., Sarah
                                                                                                                       King
Common Stock                       01/17/2002 R             44.4219     A      $17.7293                    I           Spouse -
                                                                                                                       Carol S. King
Common Stock                       04/11/2002 R             40.2245     A      $19.7780   4460.0102        I           Spouse -
                                                                                                                       Carol S. King
Common Stock - Street Name                                                                6937             D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $15.75   03/19/2002 M               360   01/17/2001 01/17/2011 Common  360      $15.7500   1440     D
                                                                               Stock
Stock Option   $17.37                                               01/16/2012 Common                      2500     D
                                                                               Stock

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ SAMUEL C. KING, JR.

DATE
02/13/2003